

Mail Stop 4631

November 12, 2009

Mr. Cary J. Claiborne
President, CEO and CFO
New Generation Biofuels Holdings, Inc.
5850 Waterloo Road, Suite 140
Columbia, MD 21045

RE: **Form 8-K Item 4.01 filed October 21, 2009**
Form 8-K/A Item 4.01 filed November 3, 2009
File #1-34022

Dear Mr. Claiborne:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant